UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ALPHA TEKNOVA, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

02080L 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 02080L 102	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Ted Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,573,559 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,573,559 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,573,559 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes: (a) 1,886,419 shares of common stock of the Issuer owned directly by Mr. Davis and (b) 1,687,140 shares of common stock of the Issuer owned directly by Irene Davis, Mr. Davis’ spouse. Mr. Davis and Mrs. Davis are husband and wife and each of them may be deemed to have shared voting power and dispositive power over the shares of common stock of the Issuer held by each other. Mr. and Mrs. Davis are also both directors of the Issuer.

(2)

Percentage based on 28,011,917 shares of the Issuer’s Common Stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

13G

CUSIP No. 02080L 102	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Irene Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,573,559 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,573,559 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,573,559 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes: (i) 1,687,140 shares of common stock of the Issuer owned directly by Mrs. Davis and (ii) 1,886,419 shares of common stock of the Issuer owned directly by Ted Davis, Mrs. Davis’ spouse. Mr. Davis and Mrs. Davis are husband and wife and each of them may be deemed to have shared voting power and dispositive power over the shares of common stock of the Issuer held by each other. Mr. and Mrs. Davis are also both directors of the Issuer.

(2)

Percentage based on 28,011,917 shares of the Issuer’s Common Stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

13G

CUSIP No. 02080L 102	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer

Alpha Teknova, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2290 Bert Dr.
Hollister, California 95023

Item 2.

(a)	Name of Persons Filing

(i) Ted Davis

(ii) Irene Davis (together, the “Reporting Persons”)

(b)	Address of Principal Business office or, if None, Residence

2290 Bert Dr.
Hollister, California 95023

(c)	Citizenship

The Reporting Persons are citizens of the United States.

(d)	Title of Class of Securities

Common Stock, $0.00001 par value

(e)	CUSIP Number

02080L 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

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CUSIP No. 02080L 102	Page 5 of 8 Pages

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

(i) Ted Davis

(a)	Amount beneficially owned: 3,573,559

(b)	Percent of class:

12.8%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

3,573,559 (1)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

3,573,559 (1)

(1)

Includes: (i) 1,886,419 shares of common stock of the Issuer owned directly by Mr. Davis and (ii) 1,687,140 shares of common stock of the Issuer owned directly by Irene Davis, Mr. Davis’ spouse. Mr. Davis and Mrs. Davis are husband and wife and each of them may be deemed to have shared voting power and dispositive power over the shares of common stock of the Issuer held by each other. Mr. and Mrs. Davis are also both directors of the Issuer.

*

Percentage based on 28,011,917 shares of the Issuer’s Common Stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

(i) Irene Davis

(a)	Amount beneficially owned: 3,573,559

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CUSIP No. 02080L 102	Page 6 of 8 Pages

(b)	Percent of class:

12.8%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

3,573,559 (1)

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

3,573,559 (1)

(1)

Includes: (i) 1,687,140 shares of common stock of the Issuer owned directly by Mrs. Davis and (ii) 1,886,419 shares of common stock of the Issuer owned directly by Ted Davis, Mrs. Davis’ spouse. Mr. Davis and Mrs. Davis are husband and wife and each of them may be deemed to have shared voting power and dispositive power over the shares of common stock of the Issuer held by each other. Mr. and Mrs. Davis are also both directors of the Issuer.

*

Percentage based on 28,011,917 shares of the Issuer’s Common Stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

13G

CUSIP No. 02080L 102	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	By:	/s/ Damon Terrill, as attorney-in-fact for Ted Davis
Name: Ted Davis

Dated: February 14, 2022	By:	/s/ Damon Terrill, as attorney-in-fact for Irene Davis
Name: Irene Davis

EXHIBIT INDEX

Exhibit Number	Description

99.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Reporting Persons’ Initial Statement of Beneficial Ownership of Securities on Form 3, filed with the Securities and Exchange Commission on June 24, 2021).

99.2	Power of Attorney (incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Initial Statement of Beneficial Ownership of Securities on Form 3, filed with the Securities and Exchange Commission on June 24, 2021).

99.3*	Joint Filing Agreement.

*	Filed herewith.